U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 601, No.1 Shui’an South Street

Chaoyang District

Beijing, 100012

People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Changes in Registrant's Certifying Accountant

On August 22, 2023, the Company’s Audit Committee and Board of Directors approved the proposed appointment of Enrome LLP (“Enrome”) as the Company's independent registered public accounting firm, dismissing the Company's previous independent auditors, Marcum Asia CPAs LLP (“Marcum Asia”), on the same date.

During the Company’s most recent two fiscal years ended June 30, 2022 and 2021 through the dismissal of Marcum Asia on August 22, 2023, there were no disagreements between the Company and Marcum Asia   on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Company's consolidated financial statements for such periods. Prior to Marcum Asia’s appointment as the Company’s independent registered public accounting firm on February 1, 2023, the Company was notified by Friedman LLP (“Friedman”), that effective September 1, 2022, Friedman combined with Marcum LLP and continued to operate as an independent registered public accounting firm. Friedman continued to serve as the Company’s independent registered public accounting firm through February 1, 2023.

Since its appointment as our independent registered accounting firm on February 1, 2023 through August 22, 2023, Marcum Asia has reviewed our consolidated interim financial statements and related notes for the six months ended December 31, 2022 and 2021. In addition, Friedman’s reports   on the financial statements as of and for the years ended June 30, 2022 and 2021 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s years ended June 30, 2021 and 2022 through the dismissal of Marcum Asia on August 22, 2023, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v)    of Form 20-F, except that Friedman concurred with the Company’s assessment of material weaknesses related to the Company’s internal control over financial reporting for the years ended June 30, 2021 and 2022.

During the two most recent fiscal years ended June 30, 2021 and 2022 and any subsequent interim period prior to engaging Enrome, neither the Company nor anyone on its behalf consulted Enrome regarding either (i) the application of accounting principles to any proposed or completed transaction, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Enrome concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

The Company has provided Marcum Asia with a copy of the disclosures the Company is making in this Current Report on Form 6-K and has filing as Exhibit 16.1 the letter from Marcum Asia stating that Marcum Asia agrees or has no basis to agree or disagree with the disclosures made herein.

Exhibits:

Exhibit 16.1	Letter of Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission dated August 25, 2023

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RECON TECHNOLOGY, LTD

/s/ Shenping Yin
Shenping Yin
Chief Executive Officer
(Principal Executive Officer)

Dated: August 25, 2023